April 15, 2020

Kenneth Ellington

Staff Accountant

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment House Funds – File Nos. 811-10529, 333-71402

Dear Mr. Ellington:

On April 13, 2020 you provided a comment with respect to the Annual Report to Shareholders for the fiscal year ended July 31, 2019 for the Investment House Growth Fund, a series of the Investment House Funds (the “Registrant”). Please find below the Registrant’s response to the comment, which the Registrant has authorized Ultimus Fund Solutions to make on its behalf.

Comment: Dividends and reclaims receivable are combined in one line item on the Statement of Assets and Liabilities. Please state separately the amount of dividends and interest receivable, as required by Article 6-04(5) of Regulation S-X.

Response: The Registrant will revise the Statement of Assets and Liabilities as requested in future shareholder reports.

If you have any questions or additional comments, please contact me at (513) 869-4300 or chighsmith@ultimusfundsolutions.com.

Sincerely,

/s/ Carol J. Highsmith

Carol J. Highsmith

Vice President